UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No ______)


                                The LGL Group, Inc.
                           ------------------------------
                                  Name of Issuer

                                   Common Stock
                     ---------------------------------------
                          (Title of Class of Securities)

                                    50186A108
                                   ------------
                                   CUSIP Number


                                 John V. Winfield
                             The InterGroup Corporation
                          10940 Wilshire Blvd., Suite 2150
                           Los Angeles, California 90024
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                   April 29, 2010
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 50186A108                                                   Page 2
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds

     PF
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         124,135 (Item 5)
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           8,200 (Item 5)
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           124,135 (Item 5)
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               8,200 (Item 5)
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     132,335 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     5.94%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

CUSIP No. 50186A108                                                   Page 3
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         0
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           8,200 (Item 5)
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           0
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               8,200 (Item 5)
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,200 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     0.37%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is the Common Stock ("the Common Stock")of The LGL Group, Inc., formerly known as Lynch Corporation (the "Issuer") a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2525 Shader Road, Orlando, FL 32804.

Item 2.   Identity and Background
          -----------------------

          John V. Winfield's business address is 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024. Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.

          The InterGroup Corporation ("InterGroup") is a Delaware corporation with its principal place of business at 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024. InterGroup is a public company (NASDAQ: INTG) The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. InterGroup and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Mr. Winfield used personal funds to purchase the shares of Common Stock reported herein. InterGroup used working capital as its source of funds to purchase the shares of Common Stock.


Item 4.   Purposes of Transactions.
          ------------------------

          Mr. Winfield and InterGroup have acquired the securities of Issuer for investment purposes. Although neither Mr. Winfield nor InterGroup have any present intention to do so, Mr. Winfield or InterGroup may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, Mr. Winfield and/or InterGroup may decide at any time to sell all or part of their holdings of the Issuer's securities in one or more public or private transactions.

          Mr. Winfield and/or InterGroup do not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) John V. Winfield, as of April 30, 2010, may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act, a total 132,335 shares of the Common Stock of the Issuer, representing approximately 5.94% of the outstanding Common Stock of Issuer. Of that amount, Mr. Winfield owns 124,135 shares, representing approximately 5.57% of the outstanding Common Stock of Issuer and InterGroup owns 8,200 shares, representing approximately 0.37% of the outstanding Common Stock of Issuer. Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him. As Chairman, Present and CEO of InterGroup, Mr. Winfield can be deemed to have shared power with InterGroup to direct the voting and disposition of the Common Stock of Issuer owned by InterGroup.

          The above percentages were determined based on the Issuer's representations that it had 2,227,684 shares outstanding as reported in its most recent filing on Form 10-K for the year ended December 31, 2009.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by InterGroup.

          (c) During the past sixty (60) days, the following transactions were effected in the Common Stock of Issuer Mr. Winfield:

                                      Average
                                     Price per
Identity        Date      Amount       Share          Nature of Transaction
----------     -------    ------     ---------        ---------------------
Winfield       4/27/10     1,700      $6.410           Open Market Purchase
Winfield       4/28/10       200      $6.700           Open Market Purchase
Winfield       4/29/10     9,000      $6.974           Open market Purchase
Winfield       4/29/04     7,953      $6.510           Open Market Purchase
Winfield       4/30/10    12,000      $7.491           Open Market Purchase

All transactions were open market purchases on the AMEX. The price indicated excludes any applicable broker commissions.

          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Not Applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.


                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 30, 2010                 /s/ John V. Winfield
        --------------                 ---------------------------
                                           John V. Winfield


                                      The InterGroup Corporation

Dated:  April 30, 2010             by /s/ John V. Winfield
        --------------                ---------------------------
                                      John V. Winfield, Chairman,
                                      President and CEO

                                APPENDIX A

                         THE INTERGROUP CORPORATION
                       Executive Officers and Directors*

John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant ("CPA") and Consultant.
                      Citizenship: United States

Gary N. Jacobs     -  Secretary and Director. Principal Occupation: Attorney at
                      Law
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: Retired CPA, Independent
                      consultant to the hospitality and tourism industries;
                      real estate broker.
                      Citizenship: United States

Joseph A. Grunwald -  Vice Chairman of the Board.  Principal Occupation:
                      Industrial, commercial and residential real estate developer.
                      Citizenship: Belgium

David C. Gonzalez  -  Vice President Real Estate, The InterGroup Corporation.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller, The InterGroup Corporation.
                      Citizenship: United States.

Michael G. Zybala  -  Assistant Secretary and General Counsel.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024.